# Called Higher Studios, Inc.



# ANNUAL REPORT

231 Public Square
Suite 300 PMB 41
Franklin, TN 37064
1-888-552-2553

www.calledhigherstudios.com

This Annual Report is dated April 30, 2022.

## BUSINESS

Called Higher Studios, Inc was, at the time of formation, intended to be the first Christian, fan owned faith based movie studio. We develop, produce, and distribute content in the form of films, television programs, and short form media to the Christian audience. Our unique value is that we are crowd owned, giving us the ability to listen and interact with our investors and fans. Called Higher Studios was incorporated on June 4, 2019 in Delaware.

Faith based films are a particular genre that appeal to people of faith. By sourcing inspirational stories that have a common theme, we develop pilots or scripts around this material and then utilize a team of people, commonly directors, actors, and other film related tradesmen to produce visual content in the form of movies or television. We then distribute this media and attempt to create profitable returns for the company.

Jason Brown currently owns 75% and Ash Greyson owns 25% of Global Development Alpha, LLC. This LLC's sole purpose is to own the stock of Called Higher Studios, Inc. There are currently no business relationships between the two companies other than a parent company ownership through Global Development Alpha, LLC.

# PREVIOUS OFFERINGS

In July 2019, the Company issued 1,500,000 shares of Class B Voting Common Stock at $0.017 per share and 187,500 shares of Class B Voting Common Stock at $0.00053 per share resulting in gross proceeds of $25,000 and $100, respectively. These stock issuances were conducted under terms of a restricted stock purchase agreement with no vesting requirements.

During the years ended December 31, 2019 & 2020, the Company raised gross proceeds of $1,065,812 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 1,089,123 shares of Class A Voting Common Stock at $1.00 per share. This offering closed on March 31, 2020.

In December 2020, the Company issued 4,529 shares of Class A Voting Common Stock at $5.52 per share resulting in gross proceeds of $25,000 which were received in January 2021.

During the years ended December 31, 2020 & 2021, the Company raised gross proceeds of $$803,479 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 148,221 shares of Class A Voting Common Stock at $5.52 per share. This offering closed on June 30, 2021.

Name: Class B Voting Common Stock
Type of security sold: Equity
Final amount sold: $25,100
Number of Securities Sold: 1,500,000
Use of proceeds: Initial Stock Issuance
Date: December 29, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Voting Common Stock
Type of security sold: Equity
Final amount sold: $1,065,812
Number of Securities Sold: 1,089,123
Use of proceeds: Initial Stock Issuance
Date: March 30, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Voting Common Stock
Type of security sold: Equity
Final amount sold: $25,000
Number of Securities Sold: 4,529
Use of proceeds: Initial Stock Issuance
Date: December 29, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Voting Common Stock
Type of security sold: Equity
Final amount sold: $803,479
Number of Securities Sold: 148,221
Use of proceeds: Initial Stock Issuance
Date: June 30, 2021
Offering exemption relied upon: Section 4(a)(2)

The company has not previously failed to comply with the requirements of Regulation Crowdfunding

## *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION*

**Operating Results – 2021 compared to 2020**

How long can the business operate without revenue:
It is not our intention to operate without revenue.  Camp Hideout, our first feature film was presold and that has generated approximately $2,000,000 (two million dollars) in deferred revenue as of 12/31/2021. That revenue has been received and will be recognized once the film is completed and delivered, which in our best estimate will be in Q2 or Q3 of 2022, in which case the deferred revenue will be moved and recognized as gross revenue in 2022. In the case of having zero revenue or low revenue, we would scale down operations, in which case we believe we could operate for an additional 24 to 36 months without revenue, capital contributions and/or debt provided by our parent company and/or other investors. It is important to note that we do not incur major production expenses unless we have projects being developed or that are in production, so this expense can be monitored based on the number of projects we have at any given time.

Foreseeable major expenses based on projections:
Our major expenses foreseen are overhead, marketing, public relations, project development, and fees associated with Regulation CF and Regulation A.
As we choose projects and make the decision that it is in the company's best interest to attempt to produce and distribute that project, some of the major foreseeable expenses that could occur are expenses related to hiring writers to develop the script, casting, actor payments, director payments, producer payments, film crew, editing and post production expenses, marketing and film sales related expenses, and film finance expenses. Our future projects, *The Grace of Christ* and the *Anne Beiler Story,* are two potential projects that could have expenses associated with them as we move forward.

Future operational challenges:
Crowd management - as our fan and investor base grows, managing the communications and expectations of individual fans and investors becomes more challenging. This will require additional resources, both capital and human.
Finding quality content - our business relies on finding quality source material and/or partnering with other companies who have the rights to quality content.

Future challenges related to capital resources:
Our core business is supported by our community, so our ability to aggregate like-minded people is essential to our business. There is the possibility that our estimates on fans and investors are not met. While we have the ability to self-fund our company by taking on additional debt, capital calls, or engaging outside investors, the ability to source a "crowd" around our mission opens additional revenue streams for our company. The crowdfunding space for Regulation A and Regulation CF is growing and this could become an issue for us and multiple other studios and companies similar to ours dilute our potential ability to gain crowd investors and stand out in the space.

Past & Future milestones and events:
The closing of our first Regulation A Offering was a great milestone. It offered us the ability to increase our capital and our crowd investors. Also, the pre-sale of our first feature film, Camp Hideout, was a great milestone that, in our opinion, proved our ability to make a profitable film through the Called Higher Studios model.

The future opening and closing of a subsequent larger crowdfunding raise. It is our intention to continue to execute multiple crowdfunding raises, this is essential to our business model to grow our investor base, our crowd, and our capital resources. While we may execute additional Regulation CF or A raises, it is our current intention to file additional larger raises as well and/or potentially take investment outside of crowdfunding.

We have generated some minor, insignificant revenue through merchandising and test sales, including the launch of Called Higher Studio's wholly owned e-commerce jewelry business, By Krave, LLC, and our DBA children's book sales channel, Big Ark Books. We also have generated approximately $2,000,000.00 in deferred revenue from the pre-sale of our first film Camp Hideout.

We expect to start generating additional revenue over the next 12 months, but we may not be able to be profitable by that time. It is dependent upon how many projects and what types of projects we engage in. There is the potential for Called Higher Studios to generate revenues that are not dependent upon creating and distributing our own feature film(s); examples of these types of revenues would be utilizing our platform and community to advertise another studio's film project(s), selling company owned or branded merchandise, producing or consulting on films for a fee, or growing business line extensions that fit well with our customer profile and would be advantageous for Called Higher Studios, Inc through profits and/or lowering our customer acquisition costs for our content.

## Operating Results – 2021

*Balance Sheet Information*

| | |
|---|---:|
| Cash and Cash Equivalents: | 453,205 |
| Current Assets: | 160,142 |
| Accounts and Notes Receivable: | 3,300 |
| Property, Plant and Equipment (PP&E): | 1,883 |
| Non-Current Assets: | 1,964,249 |
| Total Assets: | 2,582,779 |
| Accounts Payable and Accrued Liabilities: | 57,179 |
| Long Term Debt: | 2,050,000 |
| Total Liabilities: | 2,107,180 |
| Total Stockholders' Equity: | 475,600 |
| Total Liabilities and Equity: | 2,582,779 |

*Statement of Comprehensive Income Information*

| | |
|---|---:|
| Total Revenues: | 48,904 |
| Costs and Expenses Applicable to Revenues: | 48,150 |
| Depreciation and Amortization: | 0.00 |
| Net Income: | -514,562 |
| | |
| Name of Auditor (if any): | Mongio & Associates CPAs, LLC |

## Liquidity & Capital Resources

To-date, the company has been financed with $1,919,400 in equity and $1,000 from an EIDL grant.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses:

Called Higher Studios, Inc. cash in hand is $559,045, as of March 2022. Over the last three months, revenues have averaged $5,294/month, cost of goods sold has averaged $3,485/month, and operational expenses have averaged $76,699/month, for an average burn rate of $74,890 per month. Our intent is to be profitable in 24 months.

To date, the Company has raised approximately $2.1M. Proceeds totaling $25,083 were received for the sale of Class B Voting Common Stock with another $25,025 received for the sale of Class A Voting Common Stock. The Company raised gross proceeds of $1.1M in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding and $0.8M in gross proceeds in an offering of its Class A Common Stock pursuant to an offering under Regulation A. Gross proceeds totaling $0.2M have been committed through the Company's offering of Class A Common Stock through a second Regulation Crowdfunding campaign.

On August 21, 2021, wholly owned subsidiary Camp Hideout, LLC entered into an agreement for the acquisition of certain rights in and to the feature film currently entitled "Camp Hideout". As of September 20, 2021 all funds have been received. All film sales revenue that is received is booked as "Deferred Revenue" per GAAP standard accounting principles until an asset, such as a film, is completed, at that time deferred revenue is moved to gross revenue and recognized. This is expected to happen in q4 2021 or q1 2022.

Over the next 3-6 months, we expect to generate an additional $50-$100k from merch sales (pending book and jewelry launch). Production and fulfillment expenses as well as monthly overhead for 6 months we estimate to be $1.98M. These are forward looking projections and are not guaranteed.

Besides capital already raised, there are not any other sources of capital on which we expect to rely.

**Debt**

At December 31, 2021, the Company had $20,393 in credit card debt.

**Risk Factors**

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Such events could make it difficult or impossible for us to deliver our products or services to our customers or could decrease the demand for our products. They could also result in us not being able to continue with our various projects or in making it difficult or impossible for us to create new products or content to be monetized or to provide new services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, the impact on our customers and our sales cycles, the impact on customer, employee or industry events, and the effect it will have on our vendors, all of which are uncertain and cannot be predicted. In our industry, the COVID-19 pandemic has virtually shut down the supply chain for new productions, delayed major film releases, closed most of the theaters in the

United States, and disrupted the global entertainment industry in a negative manner. The overall impact of this cannot be predicted or foreseen, but it is highly probable that this could have a negative effect on our industry as a whole, and therefore our company specifically, for years to come. The overall unpredictability of public sentiment, fear of gathering in large groups, employment and future disposable income for our intended audiences, the financial health of other companies, such as theater chain owners in our industry, and other unforeseen variables all make it very difficult to predict when, or if, our industry will recover from the COVID-19 pandemic.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

*Jason Brown –Founder, President, Chief Executive Officer, Director*

Jason Brown is the Founder, President, CEO and Director of the company. He has served in this position since the company's founding. Prior to founding the company, from 2017 to 2019, Mr. Brown was the CEO of Arolucha Inc., overseeing its developing stages, vision and staffing. Prior to that, from 2014 to 2016, Mr. Brown was the CEO of Aroluxe, LLC, a marketing agency, overseeing its corporate strategy, vision and execution. Mr. Brown has produced feature films that have been distributed by Netflix & Walmart. Additionally, he founded a production company which helped to create over 300 hours of network television that aired on POPtv, a channel owned by CBS & Lionsgate. His experience in community building and film & television drive his passion for Called Higher Studios. Mr. Brown currently serves on the board of Global Development Alpha, LLC, overseeing the operations of this holding company, which holds a controlling interest in Called Higher Studios, Inc.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Voting Common Stock
Stockholder Name: Global Development Alpha, LLC (managed by Jason Brown, Member, owns 75%)
Amount and nature of Beneficial ownership: 1,500,000
Percent of class: 82.7

## RELATED PARTY TRANSACTIONS

Name of Entity: Global Development Alpha, LLC
Names of 20% owners: Jason Brown (75%); Ash Greyson (25%)
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Called Higher Studios Inc.'s Parent Company purchased 1,500,000 Class B Voting Common Stock Shares (Founder).
Material Terms: Initial Stock Issuance, 1,500,000, Class B Voting Common Stock

Our Founders Jason Brown and Ash Greyson have an interest in PZAJ Holdings, LLC (PZAJ) as outlined in a unanimous written consent by the board of directors. Under this consent, there is a financing arrangement that exists whereby another entity, unrelated, intends to become the majority shareholder of PZAJ, reducing Jason Brown and Ash Greyson's interest to minority interests in PZAJ Holdings, LLC, but as of the date of this filing that has not occurred and the unrelated, third party entity continues to fund PZAJ through debt financing. As part of this agreement, it is intended for Called Higher Studios, Inc to have a first look deal with PZAJ, essentially becoming the faith division of PZAJ. Management has approved this agreement and believes that PZAJ has access to financing and resources that will support the immediate monetization of the film Camp Hideout and possibly other entertainment projects of the Company in the future. PZAJ is the entity, through its financing deal with the company intending to acquire a majority interest in PZAJ, that has pre-purchased Camp Hideout, so essentially Jason Brown and Ash Greyson have an interest in the company that pre-purchased Camp Hideout. Management believes that this immediate monetization of the Camp Hideout film is in the best interest of the Company by eliminating a majority of the risk of taking a loss on the first production, allows Called Higher Studios to be profitable on Camp Hideout and preserves additional potential financial upside for Called Higher Studios should Camp Hideout be successful, and will support the dissemination of the Company's name as a faith-based production studio, and allow for the potential production of additional projects.

During 2020, the Company loaned $30,000 to a related party at a fixed interest rate of 6% per year and a maturity date of October 31, 2021. Total interest income of $300 was recognized for the year ended December 31, 2020 and remained outstanding as of December 31, 2020. This note was fully repaid during 2021

During 2020, the Company advanced $67,502 to a related party as prepayments on credit card charges for future Company expenses. The amounts due bear no interest and are considered payable on demand. $64,184 remains outstanding as of December 31, 2021.

**OUR SECURITIES**

Our authorized capital stock consists of 10 million shares of Class A Voting common stock 5 million shares of Class B Voting common stock and 5 million shares of preferred stock. All shares have a $0.00001 par value per share. As of December 31, 2021, there were 1,454,953 of Class A Voting common stock outstanding and 1,687,500 shares of Class B Voting common stock issued and outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Class A and Class B common stock holders have identical rights, with the exception of voting rights, to which Class B stockholders shall be entitled to ten (10) votes for each share on all matters whereas Class A stockholders shall be entitled to one (1) vote for each share. Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock.

Preferred stockholders voting rights are determined by the Board prior to offering and stated/confirmed at the time of issue. The Preferred Stock has no voting rights. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation and may be assigned additional rights and privileges.

No preferred stock issued or outstanding

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser,for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2022.

Called Higher Studios, Inc.

B

Name: Jason Brown

Title:          Chief Executive Officer

---

**Exhibit A**

**FINANCIAL STATEMENTS**

---



Called Higher Studios, Inc. and Subsidiaries

Consolidated Financial Statements and Independent Auditor's Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

**INDEPENDENT AUDITOR'S REPORT**

To Management
Called Higher Studios, Inc.

We have audited the accompanying consolidated statement of financial position of Called Higher Studios, Inc. and its subsidiaries as of December 31, 2021, and the related consolidated statement of operations, consolidated statement of cash flows, and consolidated statement of changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Called Higher Studios, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

**Other Matter**

The comparative financial statements herein for the year ended December 31st, 2020 were audited by a different firm. The audit report dated April 29th, 2021 indicated that the financial statements presented fairly in all material respects, the financial position of Called Higher Studios, Inc. as of December 31st, 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC Miami,
FL
April 13, 2022
Vincenzo Mongio

## Consolidated Statement of Financial Position

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2021 | 2020 |
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and Cash Equivalents | $ 453,205 | $ 225,522 |
| Funds Held in Escrow | 46,278 | 38,189 |
| Inventory | 28,580 | 284 |
| Note Receivable, Related Party | - | 30,300 |
| Note Receivable | 3,300 | - |
| Prepaid Expenses | 21,100 | 13,328 |
| Due From Related Party | 64,184 | 67,502 |
| Stock Subscription Receivable | - | 40,427 |
| Total Current Assets | $ 616,647 | $ 415,552 |
| | | |
| **Non-Current Assets** | | |
| Fixed Assets, Net of Depreciation | $ 1,883 | $ - |
| Investment in Original Programming | 1,928,544 | 81,012 |
| Note Receivable, Long-Term | - | 3,000 |
| Intangible Assets | 35,705 | - |
| Total Non-Current Assets | 1,966,132 | 84,012 |
| **TOTAL ASSETS** | $ 2,582,779 | $ 499,564 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Liabilities** | | |
| Current Liabilities | | |
| Accounts Payable | $ 16,652 | $ 8,170 |
| Other Current Liabilities | 20,393 | - |
| Accrued Expenses | 20,134 | 3,463 |
| Deferred Revenue, Related Party | 2,050,000 | - |
| Total Liabilities | $ 2,107,179 | $ 11,633 |
| | | |
| **Stockholders' Equity** | | |
| Preferred stock $0.00001 par, 5,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2021 | $ - | $ - |
| Class A common stock, $0.00001 par, 10,000,000 shares authorized, 1,454,953 shares issued and outstanding as of December 31, 2021 | 13 | 11 |
| Class B common stock, $0,00001 par, 5,000,000 shares authorized, 1,687,500 shares issued and outstanding as of December 31, 2021 | 17 | 17 |
| Additional Paid-in-Capital | 1,644,689 | 1,142,458 |
| Accumulated Deficit | (1,169,119) | (654,555) |
| Total Stockholders' Equity | $ 475,600 | $ 487,931 |
| | | |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 2,582,779 | $ 499,564 |

## Consolidated Statement of Operations

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2021** | **2020** |
| Net Revenues | $ 48,904 | $ 2,942 |
| Cost of Net Revenues | (48,150) | (7,302) |
| Gross Loss | $ 754 | $ (4,360) |
| Operating Expenses | | |
| General and Administrative | $ 345,286 | $ 209,694 |
| Research and Development | 144 | 604 |
| Sales & Marketing | 243,710 | 388,457 |
| Total Operating Expenses | $ 589,140 | $ 598,755 |
| Loss from Operations | $ (588,386) | $ (603,115) |
| Other Income/(Expense): | | |
| EIDL Grant | $ - | $ 1,000 |
| Other Income | (72,193) | - |
| Interest Income | (1,800) | 300 |
| Interest Expense | 169 | - |
| Total Other Income/(Expense) | $ (73,824) | $ 1,300 |
| Provision for Income Tax | - | - |
| Net Income (Loss) | $ (514,562) | $ (601,815) |

## Consolidated Statement of Cash Flows

| | Year Ended December 31, | |
|---|---:|---:|
| | **2021** | **2020** |
| **Cash Flows from Operating Activities** | | |
| Net Loss | $ (514,562) | $ (601,815) |
| Adjustments to Reconcile Net Loss to Net Cash Used in | | |
| Operating Activities: | | |
| Amortization of Website Development | - | 1,193 |
| Changes in Operating Assets and Liabilities: | | |
| (Increase) / Decrease in Prepaid Expenses | 59,729 | (13,328) |
| (Increase) / Decrease in Cash in Escrow | (8,089) | - |
| (Increase) / Decrease in Inventory | (28,295) | (284) |
| (Increase) / Decrease in Accrued Expenses | 16,933 | 3,461 |
| (Increase) / Decrease in Other Current Liabilities | 16,062 | - |
| (Increase) / Decrease in Accounts Payable | 8,482 | 5,668 |
| (Increase) / Decrease in Deferred Revenue, Related Party | 2,050,000 | - |
| Net Cash used in Operating Activities | $ 1,604,030 | $ (610,773) |
| | | |
| **Cash Flows from Investing Activities** | | |
| Advance to Related Party | $ (64,184) | $ (67,502) |
| Investment in Original Programming | (1,847,535) | (81,012) |
| Purchase of Fixed Assets | (1,883) | - |
| Payments for Issuance of Note Receivable | 30,300 | (33,300) |
| Purchase of Intangible Assets | (35,705) | - |
| Net Cash Used In Investing Activities | $ (1,919,007) | $ (181,814) |
| | | |
| **Cash Flows From Financing Activities** | | |
| Proceeds from Issuance of Class A Common Stock | 677,203 | 1,145,001 |
| Offering Costs | (134,543) | (170,716) |
| Net Cash Provided by Financing Activities | $ 542,660 | $ 974,285 |
| | | |
| Net Change in Cash | $ 227,683 | $ 187,366 |
| | | |
| Cash at Beginning of Period | 225,522 | 38,156 |
| Cash at End of Period | $ 453,205 | $ 225,522 |
| | | |
| Supplemental Disclosure of Non-Cash Financing Activities | | |
| Shares Issued as Broker Compensation | $ 17,353.00 | $ 4,429.00 |

# Consolidated Statement of Changes in Stockholders' Equity  Common Stock

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-In Capital | Deferred Compensation | Accumulated Deficit | Total Shareholder' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | |
| Balance at December 1, 2020 | 189,930 | 1 | 1,687,500 | 17 | 164,870 | | - (52,740) | 112,148 |
| Issuance of Class A Common Stock - Regulation CF Issuance of | 946,168 | 10 | - | - | 926,050 | - | - | 926,060 |
| Class A Common Stock - Regulation A Offering Costs | 40,119 | - | - | - | 221,456 | - | - | 221,456 |
| Issuance of Class A Common Stock | - | - | - | - | (199,347) | - | - | (199,347) |
| Issuance of Class A Common Stock - Broker Compensation Net | 4,529 | - | - | - | 25,000 | - | - | 25,000 |
| Loss | 802 | - | - | - | 4,429 | - | - | 4,429 |
| Balance at December 31, 2020  Issuance | - | | - | - | | - | (601,815) | (601,815) |
| of Warrants | 1,181,548 | 11 | 1,687,500 | 17 | 1,142,458 | | - (654,555) | 487,931 |
| Issuance of Class A Common Stock - Regulation A Offering | - | - | - | - | 37,397 | - | - | 37,397 |
| Costs | 108,102 | 1 | - | - | 582,023 | - | - | 582,024 |
| Restricted Stock Grant - Class A Common Stock | - | - | - | - | (134,542) | - | - | (134,542) |
| Issuance of Class A Common Stock - Broker Compensation Net | 144,323 | - | - | - | 796,663 | (796,663) | - | - |
| Loss | 20,980 | 1 | - | - | 17,353 | - | - | 17,354 |
| Balance at December 31, 2021 | - | - | - | - | | - | (510,492) | (510,492) |
| | 1,454,953 | 13 | 1,687,500 | 17 | 2,441,352 | (796,663) | (1,165,047) | 479,672 |

**Called Higher Studios, Inc. and Subsidiaries**
**Notes to the Consolidated Financial Statements December 31st, 2021**
**$USD**

## NOTE 1: NATURE OF OPERATIONS

Called Higher Studios, Inc. (the "Company") is a corporation organized on June 4, 2019 under the laws of Delaware. The Company's mission is to establish a community of passionate fans and owners that participate in the process of funding and creating faith-based movies, television, and other forms of Christian content. Global Development Alpha, LLC, a limited liability company formed under the laws of Tennessee on May 31, 2019 is the parent company and majority shareholder of Called Higher Studios, Inc.

On February 22, 2021, the Company formed Camp Hideout, LLC in the state of Tennessee. This Company was organized to produce and license the feature film, "Camp Hideout". It is currently a wholly-owned subsidiary of the Company.

On March 16, 2021, the Company formed By Krave, LLC in the state of Tennessee. This Company was organized with two members and is a retailer of jewelry both at the retail and wholesale levels. On November 22, 2021, the Company entered into a purchase agreement with the other member and purchased all remaining membership units. By Krave, LLC is currently a wholly-owned subsidiary of the Company.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting. Use

of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company initiated during 2019 under Regulation Crowdfunding, during 2020 with a Regulation A offering, and during 2021 with a second round of offering under Regulation Crowdfunding. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to

stockholders' equity upon the completion of the offering. As of the audit date, the first round of offerings under Regulation Crowdfunding and Regulation A have closed and those deferred costs are charged to stockholder's equity in the amount of $333,889.

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, jewelry etc.) that are used for marketing and/or for sale in the Called Higher store. Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of December 31, 2021 and 2020 consisted of finished goods of were $31,347 and $284, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management's estimated forecast of product demand.

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs are recognized as to cost of goods sold over the period to which associated revenues are expected to be realized. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $1,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

The Company capitalized $1,847,532 and $81,012 of program rights and movie production costs incurred in 2021 and 2020, respectively and no amortization expense has been recorded as of December 31, 2021 as no projects have been completed. The carrying balance of the program rights and production costs as of December 31, 2021 and 2020 was $1,928,544 and $81,012, respectively.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Income

Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $1,119,527 and $609,035 as of December 31, 2021 and 2020, respectively. The Company pays Federal and State taxes at a combined effective tax rate of 26.1% and has used this rate to derive net deferred tax assets of $1,119,527and $159, as of December 31, 2021 and 2020, respectively, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax assets to zero as of December 31, 2021 and 2020.

The Company files U.S. federal and state income tax returns. The 2021 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenues are recognized primarily from the sale of apparel, jewelry and shipping revenue in 2021. Revenues from these sources are recognized upon satisfying the aforementioned criteria, which generally occurs upon the shipment of the merchandise.

Costs of Revenues

Costs of revenues include product costs, contract labor, credit card processing and fulfillment.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year.

**NOTE 3:  GOING CONCERN**

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has negative cash flows from operations, and sustained losses of $765,746 and $601,817 during the years ended December 31, 2021 and 2020, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs through the issuance of stock in 2022 and has raised capital in 2021. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

**NOTE 4:  NOTE RECEIVABLE**

Related Party

During 2020, the Company loaned $30,000 to a related party at a fixed interest rate of 6% per year and a maturity date of October 31, 2021. Total interest income of $300 was recognized for the year ended December 31, 2020 and remained outstanding as of December 31, 2020. This note was fully repaid during 2021.

During 2020, the Company advanced $67,502 to a related party as prepayments on credit card charges for future Company expenses. The amounts due bear no interest and are considered payable on demand. $64,184 remains outstanding as of December 31, 2021.

Non-Related Party

During 2020, the Company entered into a note receivable agreement for $3,000, with a non-related party. The note was dated March 30, 2020 with a maturity date of March 30, 2022 and bears interest at a fixed rate of 5% per year. During 2022, and as of the date of this report, this loan has been fully repaid.

**NOTE 5: STOCKHOLDERS' EQUITY**

Capital Structure

On July 22, 2019, the Company amended and restated its Articles of Incorporation authorizing 10 million shares of Class A Voting Common Stock and 5 million shares of Class B Voting Common Stock, along with authorizing 5 million shares of Preferred Stock. All shares have a $0.00001 par value.

Class A and Class B common stock holders have identical rights, with the exception of voting rights, to which Class B stockholders shall be entitled to ten (10) votes for each share on all matters whereas Class A stockholders shall be entitled to one (1) vote for each share. Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock.

Preferred stockholders voting rights are determined by the Company's board of directors prior to offering and stated/confirmed at the time of issue. The Preferred Stock has no voting rights. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation and may be assigned additional rights and privileges.

As of December 31, 2021 and 2020, 1,454,943 and 1,181,448 shares of Class A Voting Common Stock were issued and outstanding, respectively. As of both December 31, 2021 and 2020, 1,687,500 shares of Class B Voting Common Stock were issued and outstanding, respectively.

Common Stock Issuances

During the year ended December 31, 2021, the Company raised gross proceeds of $582,023 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 108,102 shares of Class A Voting Common Stock at $5.52 per share. Funds in the amount of $46,278 were not yet received from the escrow account held with the broker from issued stock in this offering and were recorded as funds held in escrow (asset) on the balance sheet. These funds are expected to be disbursed during 2022.

During the year ended December 31, 2021, the Company has committed investments totaling $201,320 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, for Class A Voting Common Stock at $3.05 per share. The money has not been disbursed to the Company and is still in escrow. As such, the investment was not finalized and the 66,007 shares from those investments were not issued as of year-end. This investment, along with additional committed amounts was received in February of 2022.

The Company also incurred an additional $134,543 of offering costs during 2021 for a total balance of $333,889 and $199,347 for the years ended December 31, 2021 and December 31, 2020, respectively, in connection with the Regulation Crowdfunding and Regulation A offerings.

In December 2020, the Company entered into an agreement to grant a restricted stock award to an advisor for services. In the agreement, the Company issued an initial amount of 133,596 shares of Class A voting common stock. These were to be adjusted following the close of the Regulation A offering. In total, the number was adjusted to 144,323 restricted Class A Common Stock valued at $796,663 to bring advisor's total stake to 5% of the Company's total outstanding shares as of the close of the Regulation A offering. The stocks were granted in two tranches, 50% on January 2021 and the remaining 50% on December 2021. These costs will be recognized as the shares vest, which will be 1/3 in January 2022, 1/3 in January 2023, and 1/3 in January 2024. The vesting per the foregoing vesting dates & schedule shall only commence when both the vesting date has been reached and upon a Liquidity Event.

In December 2021, the Company issued an additional 20,980 shares for a total of 21,782 shares issued for the broker compensation of 2% of the shares issued in the Regulation Crowdfunding offering. The shares are valued at $21,782 and recorded as additional offering costs.

During the year ended December 31, 2020, the Company raised gross proceeds of $221,456 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 40,119 shares of Class A Voting Common Stock at $5.52 per share. $15,427 of stock subscriptions were not received as of December 31, 2020 but are presented as an asset on the balance sheet due to receipt in 2021 and, therefore, is presented in the balance sheet as a stock subscription receivable. In addition, in December 2020, the Company issued 4,529 shares of Class A Voting Common Stock at $5.52 per share resulting in gross proceeds of $25,000 which were received in January 2021. As such, the total amount reflected as a subscription receivable on the balance sheet as of December 31, 2020 is $40,427. Funds in the amount of $38,189 were not yet received from the escrow account held with the broker from issued stock in this offering and were recorded as funds held in escrow (asset) on the balance sheet. These amounts were received in 2021.

During the year ended December 31, 2020, the Company raised gross proceeds of $926,060 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 946,168 shares of Class A Voting Common Stock at $1.00 per share.

In December 2020, the Company issued 802 shares for the broker compensation of 2% of the shares issued in the Regulation A offering. The shares are valued at $4,429 and recorded as additional offering costs.

In July 2019, the Company issued 1,500,000 shares of Class B Voting Common Stock at $0.017 per share and 187,500 shares of Class B Voting Common Stock at $0.00053 per share resulting in gross proceeds of $25,000 and $100, respectively. These stock issuances were conducted under terms of a restricted stock purchase agreement with no vesting requirements. As of both December 31, 2020 and December 31, 2021, there were 1,687,500 shares of Class B common stock issued and outstanding.

In July 2019, the Company issued 46,875 shares of Class A Voting Common Stock at $0.00053 per share resulting in gross proceeds of $25. During the period ended December 31, 2019, the Company raised gross proceeds of $139,763 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 143,055 shares of Class A Voting Common Stock at $1.00 per share. As of December 31, 2019, 189,930 shares of Class A Voting Common Stock were issued and outstanding.

Warrants

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

In connection with the Company's Regulation A offering, the Company is required to pay a 5% commission in warrants for shares with the same terms as the offering. The offering closed on June 30, 2021 and, at that time, the warrant agreement became due. The warrant has an initial exercise date of June 30, 2021 and is exercisable at any time on or after the initial exercise date and up to five years thereafter. The Company sold 148,221 shares of Class A Voting Common Stock during its Regulation A offering and, therefore, the warrant carries a total option to purchase $7,411 shares of the same class of shares. The exercise price of the warrant is $5.52. The fair value of each share-based award was estimated using the Black- Scholes option pricing model. The Black-Scholes model is complex and dependent on key estimates by management. The total value of the options was determined to be $37,397 and was recognized as offering costs in equity due to being broker commission expenses in connection with the Regulation A offering.

The following is an analysis of warrants to purchase shares of the Company's stock issued and outstanding as of December 31,2021:

| Exercise Price | Number Outstanding | Expiration Date |
|---|---|---|
| 5.52 | 7,411 | 6/30/2026 |

| | Shares | Weighted-Average Exercise Price |
|---|---|---|
| Outstanding at January 1, 2021 | - | - |
| Grants | 7,411 | $ 5.52 |
| Exercised | - | - |
| Canceled | - | - |
| Outstanding at December 31, 2021 | 7,411 | $ 5.52 |

## NOTE 6:  RELATED PARTY TRANSACTIONS

During 2021, the Company began producing the feature film, "Camp Hideout". It concluded filming during 2021 and is currently in the post-production phase. On August 21, 2021, the Company entered into an acquisition agreement to sell the rights of the film to an entity of which the majority shareholders are also majority shareholders in the Company. The acquisition agreement grants the acquiring company, or Distributor, the sole and exclusive rights, under copyright and otherwise, in perpetuity, to use the feature film to generate revenue. The consideration and minimum guarantee that was paid by the Distributor was $2,050,000 and this money is classified as deferred revenue until post-production is finalized and the completed film is delivered to the Distributor. Further, the agreement calls for a distribution of adjusted gross receipts between the Company and the Distributor. All initial distributions will be made to the Distributor until it has recovered the minimum guarantee amount plus 20% interest. From that point on, the Company will receive 45% of all subsequent adjusted gross receipts. Initial delivery of the feature is to be done no later than July 1, 2022 and complete delivery shall not be later than August 1, 2022.

Additional related party transactions are disclosed in Note 4, above.

## NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.  In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We have adopted the new standard effective June 4, 2019 (inception).

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

## NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

As part of contracting professional services for the production of the movie, "Camp Hideout", the Company entered into agreements with certain contractors during 2020 upon which contingent liabilities may be due for an amount of up to 5% based on net profits. The Company has not generated net profits for the movie and, therefore, there are no amounts currently due.

Management's Evaluation

Management has evaluated all subsequent events through April 11, 2022, the date the financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statements.

# CERTIFICATION

I, Jason Brown, Principal Executive Officer of Called Higher Studios, Inc., hereby certify that the financial statements of Called Higher Studios, Inc. included in this Report are true and complete in all material respects.

Principal Executive Officer